FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of January 2009 No. 3

TOWER SEMICONDUCTOR LTD.
(Translation of registrant’s name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        On January 22, 2009, the registrant announced Tower and Jazz Semiconductor expand presence in korea to address growing customer demand. Attached please find the press release.

This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 22, 2009	TOWER SEMICONDUCTOR LTD. By: /s/ Nati Somekh Gilboa —————————————— Nati Somekh Gilboa Corporate Secretary

TOWER AND JAZZ SEMICONDUCTOR EXPAND PRESENCE IN KOREA TO ADDRESS
GROWING CUSTOMER DEMAND

Appoint Michael Song as Country Manager Focusing on Power Management,
Analog/Mixed-Signal, Image Sensor and RF Application Markets

MIGDAL HAEMEK, Israel, and NEWPORT BEACH, Calif., January 22, 2009 – Tower Semiconductor, Ltd. (NASDAQ: TSEM, TASE: TSEM), and its fully owned U.S. subsidiary Jazz Semiconductor, Inc., today announced the appointment of Michael Song as Korea Country Manager to increase business presence and activity, focusing on the growing power management, analog/mixed-signal, image sensor and RF application markets in this region. In addition, the companies have hired Michael Yoon to serve as Technical Sales Manager in charge of providing local technical customer support.

Currently, Tower and Jazz serve integrated device manufacturers (IDMs) and fabless companies in Korea in power management and CMOS image sensors as well as analog and RF applications such as tuners, WLAN and GPS devices. The companies are focused on providing increased business and technical support to address the growing customer needs in these markets, specifically power management (PM), which is expected to grow to nearly 10 percent of the worldwide PM market in 2010, according to iSuppli.

Today, the power management market is requiring smaller form factors, critical in next-generation portable applications. Tower and Jazz offer a high voltage Bipolar-CMOS-DMOS (BCD) process targeted at complex power management and smart power applications up to 60V. This provides customers with a wide range of process technology choices for optimization of their design for area, performance and cost. In addition, Jazz has leveraged its recognized RF modeling expertise to offer highly differentiated power modeling tools. This capability allows IC designers to confidently design large drivers required in high speed switching applications and enables the smallest possible die size, up to a fifty percent reduction versus existing technologies. “Michael Song’s extensive industry experience in Korea will help further our relationships in this region, extending our offerings in advanced specialty process technologies to enable customers to optimize performance and power, and reduce die size and design cycle times,” said Chuck Fox, Senior VP of Worldwide Sales, Tower Semiconductor. “In addition, we are thrilled to have Michael Yoon’s experience in power management new product planning and technical customer support to assist us in serving the many IDMs and fabless companies in Korea.”

Commenting on his appointment, Michael Song said, “I am excited to join the Tower/Jazz team to expand our presence in Korea. After evaluating multiple foundries and their product/platform offerings, I found the Tower/Jazz power management platform, RF, analog/mixed-signal and CMOS image sensor technologies to highly differentiate and I am convinced there is significant value that Korean foundry customers will derive from both the differentiated platforms and the modeling and design services which we offer. I look forward to advancing the awareness and adoption of the companies’ robust platforms within the Korean market for next-generation products.”

About Tower Semiconductor, Ltd. and Jazz Semiconductor, Inc.
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) is a pure-play independent specialty wafer foundry and its fully owned U.S. subsidiary Jazz Semiconductor, Inc., is a leader in Analog-Intensive Mixed-Signal (AIMS) foundry solutions. Tower and Jazz manufacture integrated circuits with geometries ranging from 1.0 to 0.13-micron and provide complementary technical services and design support. In addition to digital CMOS process technology, Tower offers advanced mixed-signal and RF CMOS, Power Management, CMOS image-sensor, non-volatile memory technologies and Flash MTP and OTP solutions.  Jazz’s comprehensive process portfolio of modular AIMS technologies includes RFCMOS, Analog CMOS, Silicon and SiGe BiCMOS, SiGe C-BiCMOS, Power CMOS and High Voltage CMOS. To provide world-class customer service, Tower maintains two manufacturing facilities in Israel; Jazz maintains a fab in the U.S. and additional manufacturing capacity in China through partnerships with ASMC and HHNEC. For more information, please visit www.towersemi.com and www.jazzsemi.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties.  Actual results may vary from those projected or implied by such forward-looking statements.  A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect Tower’s and Jazz’s business is included under the heading “Risk Factors” in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

Company Contact:	Media Contact:
Melinda Jarrell	Lauri Julian
949/435-8181	949/715-3049
melinda.jarrell@tower-usa.com	lauri.julian@jazzsemi.com